SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                              Oshkosh Corporation
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   688239201
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 20, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 688239201

1   NAME  OF  REPORTING  PERSON
      High  River  Limited  Partnership

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      1,733,054  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      1,733,054  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,733,054  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.90%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 688239201

1   NAME  OF  REPORTING  PERSON
      Hopper  Investments  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      1,733,054  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      1,733,054  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,733,054  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.90%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP No. 688239201

1   NAME  OF  REPORTING  PERSON
      Barberry  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      1,733,054  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      1,733,054  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,733,054  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.90%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP No. 688239201

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      2,867,004  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      2,867,004  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,867,004  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      3.15%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 688239201

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  II  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      982,896  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      982,896  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      982,896  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.08%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 688239201

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  III  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      427,662  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      427,662  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      427,662  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.47%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  688239201

1   NAME  OF  REPORTING  PERSON
      Icahn  Offshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      4,277,562  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      4,277,562  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,277,562  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      4.70%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  688239201

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      2,654,644  (includes  Shares  underlying  call  options.  See  Item  5)

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      2,654,644  (includes  Shares  underlying  call  options.  See  Item  5)

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,654,644  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.91%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  688239201

1   NAME  OF  REPORTING  PERSON
      Icahn  Onshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      2,654,644  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      2,654,644  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,654,644  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.91%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  688239201

1   NAME  OF  REPORTING  PERSON
      Icahn  Capital  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.61%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  688239201

1   NAME  OF  REPORTING  PERSON
      IPH  GP  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.61%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP  No.  688239201

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  Holdings  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.61%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  688239201

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  G.P.  Inc.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.61%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP  No.  688239201

1   NAME  OF  REPORTING  PERSON
      Beckton  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      6,932,206  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.61%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP  No.  688239201

1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      8,665,260  (includes  Shares  underlying  call  options.  See  Item  5)

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      8,665,260  (includes  Shares  underlying  call  options.  See  Item  5)

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      8,665,260  (includes  Shares  underlying  call  options.  See  Item  5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      9.51%

14  TYPE  OF  REPORTING  PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $0.01 (the "Shares"), issued by Oshkosh Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 2566, Oshkosh, Wisconsin 54903.

Item 2. Identity and Background

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn
Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl  C.  Icahn's  present principal occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, automotive, real estate, railcar, food packaging, casino gaming and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons hold, in the aggregate, 8,665,260 Shares (including Shares underlying call options. See Item 5). The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $129.5 million (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. As of the close of business on June 29, 2011, the indebtedness of (i) High River's margin account was approximately $384.2 million, (ii) Icahn Partners' margin account was approximately $97.2 million, (iii) Icahn Master's margin account was approximately $145.7 million, (iv) Icahn Master II's margin account was approximately $37.7 million, and (v) Icahn Master III's margin account was approximately $21.6 million.

Item 4. Purpose of Transaction

     The Reporting Persons acquired the Shares in the belief that the Shares were undervalued.

     The Reporting Persons intend to seek to have conversations with management of the Issuer to discuss enhancing shareholder value.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities and/or derivative securities relating thereto (collectively, "Securities") of the Issuer in the open market or otherwise. They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 8,665,260 Shares (including Shares underlying call options), representing approximately 9.51% of the Issuer's outstanding Shares (based upon the 91,091,605 Shares stated to be outstanding as of April 25, 2011 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on April 28, 2011).

     (b) High River has sole voting power and sole dispositive power with regard to 1,733,054 Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 2,867,004 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 982,896 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 427,662 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,654,644 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 30, 2011. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of                Date of               Amount of          Price Per
Reporting              Transaction           Securities         Share
Person
----------------       -----------           ----------         ----------
High River              04/29/2011            20,640              30.82
High River              04/29/2011           114,440              30.96
High River              05/02/2011           108,012              31.00
High River              05/02/2011             6,520              30.95
High River              05/03/2011           120,001              30.81
High River              05/03/2011               980              30.95
High River              05/04/2011            55,000              30.86
High River              05/05/2011           100,000(1)           10.68(2)
High River              05/06/2011           140,000(1)           10.70(2)
High River              05/09/2011            77,160(1)           10.66(2)
High River              05/10/2011            55,000(1)           10.73(2)
High River              05/11/2011           112,164(1)           10.38(2)
High River              06/20/2011           145,000(1)            6.18(2)
High River              06/21/2011           170,338(1)            7.13(2)
High River              06/22/2011           146,643(1)            7.68(2)
High River              06/23/2011            75,870(1)            7.19(2)
High River              06/24/2011           106,002(1)            7.93(2)
High River              06/27/2011           100,000(1)            8.01(2)
High River              06/28/2011            12,824              28.01
High River              06/29/2011             1,460              28.01
High River              06/30/2011            60,000              28.97
High River              06/30/2011             5,000(1)            9.13(2)

Icahn Partners          04/29/2011            31,710              30.82
Icahn Partners          04/29/2011           175,821              30.96
Icahn Partners          05/02/2011           164,869              31.00
Icahn Partners          05/02/2011             9,989              30.95
Icahn Partners          05/03/2011           183,831              30.81
Icahn Partners          05/03/2011             1,503              30.95
Icahn Partners          05/04/2011            84,255              30.86
Icahn Partners          05/05/2011           153,195(1)           10.68(2)
Icahn Partners          05/06/2011           214,470(1)           10.70(2)
Icahn Partners          05/09/2011           118,204(1)           10.66(2)
Icahn Partners          05/10/2011            84,256(1)           10.73(2)
Icahn Partners          05/11/2011           171,827(1)           10.38(2)
Icahn Partners          06/20/2011           221,962(1)            6.18(2)
Icahn Partners          06/21/2011           260,919(1)            7.13(2)
Icahn Partners          06/22/2011           224,623(1)            7.68(2)
Icahn Partners          06/23/2011           116,217(1)            7.19(2)
Icahn Partners          06/24/2011           162,371(1)            7.93(2)
Icahn Partners          06/27/2011           153,177(1)            8.01(2)
Icahn Partners          06/28/2011            19,643              28.01
Icahn Partners          06/29/2011             2,236              28.01
Icahn Partners          06/30/2011            91,906              28.97
Icahn Partners          06/30/2011             7,660(1)            9.13(2)

Icahn Master            04/29/2011            33,915              30.82
Icahn Master            04/29/2011           188,043              30.96
Icahn Master            05/02/2011           180,077              31.00
Icahn Master            05/02/2011            10,783              30.95
Icahn Master            05/03/2011           198,462              30.81
Icahn Master            05/03/2011             1,621              30.95
Icahn Master            05/04/2011            90,961              30.86
Icahn Master            05/05/2011           165,384(1)           10.68(2)
Icahn Master            05/06/2011           231,538(1)           10.70(2)
Icahn Master            05/09/2011           127,610(1)           10.66(2)
Icahn Master            05/10/2011            90,962(1)           10.73(2)
Icahn Master            05/11/2011           185,500(1)           10.38(2)
Icahn Master            06/20/2011           240,302(1)            6.18(2)
Icahn Master            06/21/2011           281,792(1)            7.13(2)
Icahn Master            06/22/2011           242,592(1)            7.68(2)
Icahn Master            06/23/2011           125,512(1)            7.19(2)
Icahn Master            06/24/2011           175,359(1)            7.93(2)
Icahn Master            06/27/2011           165,431(1)            8.01(2)
Icahn Master            06/28/2011            21,215              28.01
Icahn Master            06/29/2011             2,415              28.01
Icahn Master            06/30/2011            99,258              28.97
Icahn Master            06/30/2011             8,272(1)            9.13(2)

Icahn Master II         04/29/2011            11,810              30.82
Icahn Master II         04/29/2011            65,483              30.96
Icahn Master II         05/02/2011            60,685              31.00
Icahn Master II         05/02/2011             3,701              30.95
Icahn Master II         05/03/2011            68,112              30.81
Icahn Master II         05/03/2011               556              30.95
Icahn Master II         05/04/2011            31,218              30.86
Icahn Master II         05/05/2011            56,760(1)           10.68(2)
Icahn Master II         05/06/2011            79,462(1)           10.70(2)
Icahn Master II         05/09/2011            43,797(1)           10.66(2)
Icahn Master II         05/10/2011            31,216(1)           10.73(2)
Icahn Master II         05/11/2011            63,666(1)           10.38(2)
Icahn Master II         06/20/2011            81,827(1)            6.18(2)
Icahn Master II         06/21/2011            96,607(1)            7.13(2)
Icahn Master II         06/22/2011            83,168(1)            7.68(2)
Icahn Master II         06/23/2011            43,029(1)            7.19(2)
Icahn Master II         06/24/2011            60,119(1)            7.93(2)
Icahn Master II         06/27/2011            56,715(1)            8.01(2)
Icahn Master II         06/28/2011             7,273              28.01
Icahn Master II         06/29/2011               828              28.01
Icahn Master II         06/30/2011            34,029              28.97
Icahn Master II         06/30/2011             2,835(1)            9.13(2)

Icahn Master III        04/29/2011             5,125              30.82
Icahn Master III        04/29/2011            28,413              30.96
Icahn Master III        05/02/2011            26,416              31.00
Icahn Master III        05/02/2011             1,607              30.95
Icahn Master III        05/03/2011            29,597              30.81
Icahn Master III        05/03/2011               240              30.95
Icahn Master III        05/04/2011            13,566              30.86
Icahn Master III        05/05/2011            24,661(1)           10.68(2)
Icahn Master III        05/06/2011            34,530(1)           10.70(2)
Icahn Master III        05/09/2011            19,029(1)           10.66(2)
Icahn Master III        05/10/2011            13,566(1)           10.73(2)
Icahn Master III        05/11/2011            27,661(1)           10.38(2)
Icahn Master III        06/20/2011            35,909(1)            6.18(2)
Icahn Master III        06/21/2011            42,033(1)            7.13(2)
Icahn Master III        06/22/2011            36,187(1)            7.68(2)
Icahn Master III        06/23/2011            18,722(1)            7.19(2)
Icahn Master III        06/24/2011            26,158(1)            7.93(2)
Icahn Master III        06/27/2011            24,677(1)            8.01(2)
Icahn Master III        06/28/2011             3,164              28.01
Icahn Master III        06/29/2011               361              28.01
Icahn Master III        06/30/2011            14,807              28.97
Icahn Master III        06/30/2011             1,233(1)            9.13(2)
_________________________
(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market. These call options expire on May 3, 2013.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $19.84. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options
------------
     The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 6,165,879 Shares, which expire on May 3, 2013. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options
-----------
     The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 6,165,879 Shares, which expire on the earlier of May 3, 2013 or the date on which the corresponding American-style call option described above in this Item 6 is exercised, for an aggregate consideration of $61,658.79, in cash. The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1    Joint  Filing  Agreement  of  the  Reporting  Persons.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/ Edward E. Mattner
          ---------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


     By:  /s/ Dominick Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Oshkosh Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 30th day of June, 2011.


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/ Edward E. Mattner
          ---------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


     By:  /s/ Dominick Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN

                                   SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
Name                                    Position
----                                    --------
Icahn  Offshore  LP                     General  Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Irene  March                            Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


ICAHN  PARTNERS  LP
Name                                    Position
----                                    --------
Icahn  Onshore  LP                      General  Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Irene  March                            Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


ICAHN  ONSHORE  LP
ICAHN  OFFSHORE  LP
Name                                    Position
----                                    --------
Icahn  Capital  LP                      General  Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Irene  March                            Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


ICAHN  CAPITAL  LP
Name                                    Position
----                                    --------
IPH GP LLC                              General Partner
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Irene  March                            Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


IPH  GP  LLC
Name                                    Position
----                                    --------
Icahn Enterprises Holdings L.P.         Sole Member
Carl  C.  Icahn                         Chief  Executive  Officer
Vincent  J.  Intrieri                   Senior  Managing  Director
Dominick  Ragone                        Chief  Financial  Officer
Edward  E.  Mattner                     Authorized  Signatory
Gail  Golden                            Authorized  Signatory
Keith  Cozza                            Chief  Compliance  Officer


ICAHN ENTERPRISES HOLDINGS L.P.
Name                                    Position
----                                    --------
Icahn Enterprises G.P. Inc.             General Partner


ICAHN ENTERPRISES G.P. INC.
Name                                    Position
----                                    --------
Carl C. Icahn                           Chairman
Daniel A. Ninivaggi                     President
William A. Leidesdorf                   Director
Jack G. Wasserman                       Director
James L. Nelson                         Director
Vincent J. Intrieri                     Director
Dominick Ragone                         Chief Financial Officer
Felicia P. Buebel                       Assistant Secretary
Craig Pettit                            Vice President/Taxes


BECKTON CORP.
Name                                    Position
----                                    --------
Carl C. Icahn                           Chairman of the Board; President
Jordan Bleznick                         Vice President/Taxes
Edward E. Mattner                       Authorized Signatory
Keith Cozza                             Secretary; Treasurer


HIGH RIVER LIMITED PARTNERSHIP
Name                                    Position
----                                    --------
Hopper Investments LLC                  General Partner


HOPPER INVESTMENTS LLC
Name                                    Position
----                                    --------
Barberry Corp                           General Partner
Edward E. Mattner                       Authorized Signatory


BARBERRY CORP.
Name                                    Position
----                                    --------
Carl C. Icahn                           Chairman of the Board; President
Gail Golden                             Vice President; Authorized Signatory
Jordan Bleznick                         Vice President/Taxes
Vincent J. Intrieri                     Vice President; Authorized Signatory
Irene March                             Authorized Signatory
Edward E. Mattner                       Authorized Signatory
Keith Cozza                             Secretary; Treasurer